Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8321
W www.ferreyros.com.pe





Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, April 28th, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of March 31st, 2005, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas



DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría



Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2005

(Lima, Perú, 28 de abril del 2005).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2005.

Las ventas del primer trimestre del 2005 ascendieron a S/. 204.0 millones, en comparación con S/. 193.2 millones del mismo periodo del año anterior, un incremento de 5.6%.

El resultado del primer trimestre del 2005 arrojó una utilidad neta de S/.4.0 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 7.3 millones, una disminución de 45.3 %.

La compañía espera mejorar en forma importante la utilidad neta del primer trimestre en los próximos meses, como consecuencia de la demanda creciente de sus productos en la mayoría de los sectores económicos del país. En el primer trimestre del 2005 las ventas de productos principales mostraron un incremento de 46.6% respecto de igual período del año anterior, mientras que las ventas de repuestos sufrieron una disminución de 11.3%, debido a atrasos en el envió de componentes para su reparación por parte de algunos clientes de la gran minería. La empresa considera que las ventas de repuestos y servicios aumentará en los próximos meses, cuando se lleve a cabo la reparación de dichos componentes.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos Operacionales, solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros
VICTOR ASTETE PALMA
Gerente División Contraloría

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del primer trimestre del 2005 ascendieron a S/. 204.0 millones, en comparación con S/. 193.2 millones del mismo período del año anterior, un incremento de 5.6 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 46.6% a las del primer trimestre del año anterior (S/. 87.0 millones en el 1T 2005; 59.4 millones en el 1T del 2004), debido principalmente a: lo siguiente:

- Aumento de 38.7% en la venta de equipos Caterpillar (S/. 63.4 millones en el 1T del 2005; S/: 45.7 millones en el 1T del 2004) por un aumento muy importante en la demanda de dichos equipos por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y desarrollo para la mediana y gran minería.
- Incremento en la venta de equipos agrícolas (S/.8.0 millones en el 1T del 2005; S/. 6.1 millones en el 1T del 2004), como consecuencia de un aumento en la demanda de maquinaria agrícola, producido por el incremento en el precio de algunos productos como el arroz, azúcar, algodón, etc.
- Crecimiento de 263.4% en las ventas de la línea Automotriz (S/. 7.2 millones en el 1T del 2005, S/. 1.9 millones en el 1T 2004), el cual fue generado, principalmente, por mayores ventas de camiones pesados, debido a la renovación del parque automotor y a la prohibición de importar camiones usados.
- Aumento de 51.4% en las ventas de unidades usadas (S/. 8.2 millones en el 1T 2005, S/. 5.4 millones en el 1T 2004), que se explica por mayores ventas a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en el primer trimestre del 2005, las ventas de repuestos y servicios fueron menores en 11.3% a las del mismo período del año anterior (S/.113.9 millones en el 1T del 2005; S/.128.4 millones en el 1T del 2004), debido a lo siguiente:

- Una disminución de 6.1% debido a la caída del tipo de cambio (la conversión de las ventas en dólares a nuevos soles utilizando un tipo de cambio menor da como resultado menores ventas en soles). El tipo de cambio promedio del 1T del 2005 fue de 3.26 en comparación con 3.47 del mismo periodo del año anterior
- Una disminución temporal en la venta de repuestos y servicio, debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para ser reparados en los talleres de la Compañía. Esta

Ferreyros S.A.A.

Hugo Sommerkamp Molinari

Ferreyros

VICTOR ASTETE

disminución será compensada en los próximos meses, cuando se lleve a cabo las reparaciones de dichos componentes.

Por su parte, los ingresos por alquiler de equipos del 1T 2005 mostraron una disminución de 43.4% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.1 millones el 1T del 2005; S/. 5.5 millones en el 1T del 2004), debido a que la Compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. La ejecución de estos trabajos terminó en diciembre del 2004 y, consecuentemente, también el alquiler de los equipos. Las unidades sobrantes de la flota de alquiler han sido transferidas para su venta al inventario de equipos usados.

UTILIDAD EN VENTAS.- La utilidad en ventas del primer trimestre del 2005 ascendió a S/. 45.3 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 42.0 millones, un incremento de 7.8%. En términos porcentuales, la utilidad en ventas del primer trimestre del 2005 es superior a la del mismo período del año anterior (22.2% vs 21.8%) debido, principalmente, a la mayor incidencia de las ventas de productos principales a clientes de sectores diferentes a la gran minería. Las ventas al sector gran minería, por ser operaciones que implican volúmenes importantes, tienen márgenes brutos menores que los de las ventas a clientes de otros sectores económicos.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el primer trimestre del 2005 a S/. 36.9 millones en comparación con S/. 34.0 millones del mismo período del año anterior, un incremento de 8.7 %, debido a lo siguiente:

- Aumento de los gastos variables como consecuencia del aumento de las ventas de maquinas y equipos
- Contratación de personal técnico extranjero altamente calificado, para brindar a los clientes de la gran minería un servicio postventa de acuerdo con estándares de calidad internacional.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía.
- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de agosto del 2004, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años anteriores al 2003, período durante el cual dichas remuneraciones se mantuvieron congeladas.

En términos porcentuales los gastos del 1T del 2005 representan el 18.1% de las ventas netas, en comparación con 17.6% de las del mismo período del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del primer trimestre del 2005 ascendieron a S/. 4.6

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

millones en comparación con S/. 4.4 millones del mismo período del año anterior, un aumento no significativo de 3.9 % (S/. 0.2 millones).

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.8 millones en el primer trimestre del 2005 en comparación con S/.7.0 millones del mismo período del año anterior, una disminución de 3.5%, debido a: i) una disminución de los pasivos por S/ 52.9 millones (el pasivo promedio en el primer trimestre del 2005 fue de S/. 406.7 millones, en comparación con S/ 459.6 millones del mismo período del año anterior) y, adicionalmente, a un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la Compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.7 millones en el primer trimestre del 2005, en comparación con S/. 2.3 millones registrados en el mismo período del año anterior un incremento de 16.6 %, debido principalmente a un aumento en las utilidades de una subsidiaria ubicada en región de la selva, como consecuencia de un incremento importante en sus ventas de equipos, repuestos y servicios a una empresa dedicada a la producción de petróleo así como de mayores ventas de equipos a agricultores dedicados a la producción de arroz.

OTROS INGRESOS (EGRESOS).- En el primer trimestre del 2005, en este rubro se registró un egreso neto de S/. 4.0 millones en comparación con un egreso neto de S/. 2.6 millones del mismo período del año anterior. En el 1T 2005, se registraron en este rubro, principalmente los siguientes conceptos: i) un ingreso S/. 0.4 millones por resoluciones de contrato, ii) un egreso de S/. 4.6 millones por provisión para desvalorización de existencias, y iii) un ingreso neto de S/. 0.2 por otros conceptos. Por otra parte en el primer trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) ingreso de S/. 1.8 millones por recuperación de provisión para cobranza dudosa efectuada en años anteriores; ii) ingreso de S/. 0.8 millones por resolución de contratos de compraventa; iii) ingreso S/. 0.6 millones por dividendos de inversiones en empresas no subsidiarias, y iv) un egreso de S/. 5.7 millones por provisión para desvalorización de existencias.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 1T del 2005 incluye solamente utilidad en cambio por S/. 1.7 millones, mientras que el REI del 1T del 2005, por S/. 6.2, millones incluye: utilidad en cambio por S/. 0.4 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 3.2 millones y utilidad por ajuste por inflación del balance general por S/. 2.5 millones. Es importante mencionar que el ajuste por inflación del estado de ganancias y pérdidas no afectaba la utilidad después de reconocer el ajuste por inflación del balance general. Dicho ajuste sólo modificaba los importes en soles corrientes de los rubros que conformaban el estado de ganancias y

pérdidas en soles históricos. Por tanto, en términos comparativos, el resultado del 1T del 2004 antes de impuestos y participaciones registró una utilidad por REI del balance general de S/. 2.5 millones, que ya no se produjo en el 1T del 2005.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del primer trimestre del 2004 ascendió a S/. 4.0 millones en comparación con S/. 7.3 millones del mismo período del año anterior, una disminución de 45.3%, debido a aumento en los gastos de venta y administración, incremento en otros egresos y menor ganancia por REI, lo cual fue compensado en parte por: una mayor utilidad bruta, incremento en ingresos financieros, disminución en gastos financieros y aumento en la participación en los resultados de subsidiarias.

ANALISIS DEL BALANCE GENERAL

Al 31-03-05, el total de pasivos ascendió a S/. 461.5 millones en comparación con S/. 486.3 millones al 31-03-04, una disminución de S/. 24.9 millones. Por otra parte, el total de activos al 31-03-05 ascendió a S/. 750.9 millones en comparación con S/. 764.1 millones al 31-03-04, una disminución neta de S/. 13.2 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 12.3 millones, como consecuencia de i) aumento de S/. 3.2 millones por mayores ventas; ii) aumento de S/.12.3 millones por transferencia de cartera en garantía devuelta por un patrimonio fideicometido, que se encontraba registrada en Otras Cuentas por Cobrar, iii) aumento de S/. 2.2 millones por cartera transferida por una subsidiaria en pago de deuda; iv) disminución de S/. 3.1 millones por aumento de intereses diferidos; v) disminución de S/.1.8 millones por aumento de provisión para cobranza dudosa; y vi) una disminución de 0.5 millones.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 19.4 millones, que se explica por: i) una disminución de S/. 12.3 millones por transferencia a Cuentas por Cobrar Comerciales de cartera en garantía devuelta por un patrimonio fideicometido; ii) disminución de S/. 2.4 millones por aumento de provisión para cuentas dudosas; iii) disminución de S/.1.0 millones por cobranza a la Sunat de tributo pagado en exceso; y iv) otras disminuciones por S/. 3.7 millones.

c) Disminución neta en cuentas por cobrar a subsidiarias por S/. 6.1 millones debido a cobranzas efectuadas en el período.

d) Aumento neto de Existencias por S/. 36.2 millones debido a: i) aumento neto de S/.29.8 millones por compras efectuadas en el período; ii)

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

aumento de S/. 18.6 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 10.9 por transferencia de componentes del inventario al activo fijo; y iv) otras disminuciones por S/. 1.3 millones.

e) Disminución neta del Activo Fijo por S/. 21.3 millones, que se explica por las siguientes operaciones: i) aumento de S/. 15.3 millones por compras de equipos de alquiler; ii) aumento de S/. 10.9 millones por transferencias de componentes del inventario al activo fijo; iii) aumento de S/. 2.0 millones por compras de componentes de protección; iv) disminución de S/. 20.6 millones por transferencia de equipo de alquiler, para su venta, del activo fijo al inventario; v) disminución de S/. 32.8 millones por aumento de la depreciación acumulada; vi) aumento de S/. 3.4 millones por compras de otros activos fijos; y vii) otros incrementos por S/. 0.5 millones.

f) Disminución neta de Inversiones en Valores por S/. 13.4 millones debido a las siguientes operaciones: i) aumento de S/. 11.1 millones por utilidades de subsidiarias reconocidas mediante la aplicación del método de participación patrimonial: ii) aumento de S/. 3.3 millones por compra de acciones de una subsidiaria que se encontraba en poder de otras subsidiarias; iii) disminución de S/. 23.7 millones por liquidación de una inversión en un patrimonio fideicometido; iv) disminución de S/. 2.0 millones por pérdida en la valuación de una inversión en una empresa no subsidiaria; v) otras disminuciones por S/. 2.1 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-05 es de 1.42, menor que el ratio corriente de 1.52 al 31-03-04. Esta disminución se debe a que la serie "A" de la cuarta emisión de bonos corporativos, cuyo vencimiento es en agosto del 2005, ha pasado de endeudamiento a mediano plazo a endeudamiento a corto plazo. Al respecto, cabe señalar que, actualmente, la Compañía tiene emisiones de bonos corporativos por US $ 45.0 millones, siendo sus vencimientos US $ 15.0 millones el 2005, US $ 10.0 millones el 2006 y US $ 20 millones en el 2007.

La Compañía cuenta con un programa registrado por un total de US $ 50.0 millones, dentro del cual, a la fecha, solo se ha realizado una primera emisión de US $ 7.5 millones. La estrategia de la Compañía es continuar realizando emisiones a la luz del mismo programa para mantener su ratio corriente en los niveles adecuados para sus necesidades de operación.

El ratio de apalancamiento financiero al 31-03-05 es 1.44, en comparación con 1.61 al 31-03-04.

La conformación de las obligaciones de la Compañía al 31 de marzo 2005 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 1**

ESTADO DE GANANCIAS Y PERDIDAS
(En miles de soles constantes)

	Acumulado al 31-3-2005	%	Acumulado al 31-3-2004	%	Variación %
Ventas Netas	204,049	100.0	193,297	100.0	5.6
Costo de Ventas	-158,716	-77.8	-151,244	-78.2	4.9
Utilidad en ventas	45,334	22.2	42,053	21.8	7.8
Otros ingresos operacionales	0	-	0	-	n/a
Utilidad Bruta	45,334	22.2	42,053	21.8	7.8
Gastos de Venta y Administración	-36,984	-18.1	-34,029	-17.6	8.7
Utilidad en operaciones	**8,350**	4.1	**8,023**	4.2	4.1
Ingresos Financieros	4,607	2.3	4,436	2.3	3.9
Gastos Financieros	-6,772	-3.3	-7,019	-3.6	-3.5
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,737	1.3	2,347	1.2	16.6
Otros Ingresos (Egresos), neto	-4,017	-2.0	-2,641	-1.4	52.1
Utilidad antes de Resultado por exposición a la inflación	**4,905**	2.4	**5,147**	2.7	-4.7
Ganancia (Pérdida) por Exposición a la Inflación	1,707	0.8	6,163	3.2	-72.3
Utilidad antes de Participaciones e Impuesto a la Renta	**6,612**	3.2	**11,310**	5.9	-41.5
Participaciones	-546	-0.3	-822	-0.4	-33.6
Utilidad antes de Impuesto a la Renta	6,067	3.0	10,488	5.4	-42.2
Impuesto a la Renta	-2,046	-1.0	-3,139	-1.6	-34.8
Utilidad neta	**4,021**	2.0	**7,349**	3.8	-45.3

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	31-mar-05	31-mar-04	Variación % 31-mar-05 31-mar-04
Caja y bancos	20,126	21,701	-7.3
Cuentas por cobrar comerciales	97,084	81,840	18.6
Inventarios	219,997	183,669	19.8
Cuentas por cobrar vinculadas	7,701	13,812	-44.2
Otras cuentas por cobrar	62,448	81,941	-23.8
Gastos pagados por anticipado	3,742	4,834	-22.6
Activo Corriente	**411,098**	**387,797**	6.0
Cuentas por cobrar comerciales a largo plazo	28,148	31,071	-9.4
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	77,998	100,397	-22.3
Otros activos fijos	284,848	276,179	3.1
	362,846	376,576	-3.6
Depreciación acumulada	-154,599	-147,034	5.1
Inmueble, maquinaria y equipo, neto	208,247	229,542	-9.3
Inversiones	96,016	109,402	-12.2
Otros activos no corrientes	7,395	6,322	17.0
Activo no Corriente	339,806	376,337	-9.7
Total Activo	**750,904**	**764,134**	-1.7
Deuda de corto plazo	140,664	153,899	-8.6
Otros pasivos corrientes	148,225	100,880	46.9
Pasivo corriente	**288,889**	**254,779**	13.4
Deuda de largo plazo	172,590	231,595	-25.5
Total Pasivo	**461,479**	**486,374**	-5.1
Ganancias diferidas	4,234	4,914	-13.8
Impuesto a la renta diferido			
Patrimonio	**285,191**	**272,846**	4.5
Total Pasivo y Patrimonio	**750,904**	**764,134**	-1.7
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	7,585	7,721	
UAIDA	**19,232**	**19,887**	
Ratios Financieros			
Ratio corriente	1.42	1.52	
Apalancamiento Financiero	1.44	1.61	
Valor contable por acción	1.18	1.33	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2005	%	Acumulado al 31-3-2004	%	S/.000	Variación %
Caterpillar:						
Gran minería	32,895	16.1	34,142	17.7	-1,247	-3.7
Otros	30,525	15.0	11,569	6.0	18,956	163.9
	63,420	31.1	45,711	23.6	17,709	38.7
Equipos agrícolas	8,075	4.0	6,188	3.2	1,888	30.5
Automotriz	7,223	3.5	1,988	1.0	5,235	263.4
Unidades usadas	8,284	4.1	5,470	2.8	2,814	51.4
	87,002	42.6	59,357	30.7	24,832	46.6
Repuestos y servicios	113,934	55.8	128,436	66.4	-14,502	-11.3
Alquileres	3,113	1.5	5,504	2.8	-2,391	-43.4
Total	204,049	100.0	193,297	100.0	10,753	5.6

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2005
Minería	69.9%
Construccion	12.0%
Pesca	3.2%
Agricultura	2.6%
Gobierno	0.8%
Transporte	3.4%
Industria	1.0%
Otros	7.1%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de marzo del 2005
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	11,076	7,795	1,621	1,660
Papeles Comerciales	-			
Proveedores:				
Caterpillar	34,824	34,704	120	
Otros	8,750	8,478	272	
Bonos corporativos	45,000		15,000	30,000
Caterpillar Financial Services	25,882		4,649	21,233
Otros pasivos	15,896	15,896		
Total	141,428	66,873	21,662	52,893

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE.
Contador General - Mat. 199/16

FERREYROS S.A.A.
Balance General
Al 31 de Marzo del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Activo	Notas	Al 31 de Marzo 2005	Al 31 de Diciembre 2004
Activo Corriente			
Caja y Bancos	0	20,126	24,041
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	97,084	101,903
Cuentas por Cobrar a Vinculadas	0	7,701	7,175
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	62,448	58,126
Existencias (neto de provisión acumulada)	3	219,997	204,088
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	3,742	2,220
Total Activo Corriente		**411,098**	**397,553**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	2	28,148	28,665
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	95,913	93,598
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	208,247	216,005
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	715	744
Impuesto a la Renta y Participaciones Diferidos Activo	0	6,783	7,140
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		**339,806**	**346,152**
TOTAL ACTIVO		**750,904**	**743,705**

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2005	Al 31 de Diciembre 2004
Pasivo Corriente			
Sobregiros Bancarios	0	928	1,098
Préstamos Bancarios	0	25,435	19,082
Cuentas por Pagar Comerciales	0	140,902	130,890
Cuentas por Pagar a Vinculadas	0	1,144	3,346
Otras Cuentas por Pagar	0	49,795	38,204
Parte Corriente de las Deudas a Largo Plazo	0	70,685	74,057
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**288,889**	**266,677**
Pasivo No Corriente			
Deudas a largo plazo	0	172,590	179,888
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	4,234	3,980
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**176,824**	**183,868**
Total Pasivo		**465,713**	**450,545**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	6	266,178	251,550
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	8,708	10,267
Reservas Legales	0	6,284	3,529
Otras Reservas	0	0	0
Resultados Acumulados	6	4,021	27,814
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**285,191**	**293,160**
TOTAL PASIVO Y PATRIMONIO NETO		**750,904**	**743,705**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2005	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	9	201,344	191,352	201,344	191,352
Otros Ingresos Operacionales	0	349	197	349	197
Total de Ingresos Brutos		**201,693**	**191,549**	**201,693**	**191,549**
Costo de Ventas (Operacionales)	0	-156,359	-149,496	-156,359	-149,496
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-156,359	-149,496	-156,359	-149,496
Utilidad Bruta		**45,334**	**42,053**	**45,334**	**42,053**
Gastos Operacionales					
Gastos de Ventas	0	-21,689	-19,969	-21,689	-19,969
Gastos de Administración	0	-15,295	-14,061	-15,295	-14,061
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**8,350**	**8,023**	**8,350**	**8,023**
Otros Ingresos (gastos)					
Ingresos Financieros	0	6,315	5,034	6,315	5,034
Gastos Financieros	0	-6,772	-7,019	-6,772	-7,019
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,737	2,347	2,737	2,347
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	0	0	0
Otros Gastos	0	-4,017	-3,239	-4,017	-3,239
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	0	6,164	0	6,164
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**6,613**	**11,310**	**6,613**	**11,310**
Participación de los trabajadores corrientes y diferidos	0	-546	-822	-546	-822
Impuesto a la Renta corriente y diferido	0	-2,046	-3,139	-2,046	-3,139
Resultado antes de Gastos Extraordinarios		**4,021**	**7,349**	**4,021**	**7,349**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**4,021**	**7,349**	**4,021**	**7,349**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**4,021**	**7,349**	**4,021**	**7,349**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**4,021**	**7,349**	**4,021**	**7,349**
Utilidad (pérdida) básica por acción común	8	0.017000	0.030000	0.017000	0.030000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

VICTOR ASTETE PALMA

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	207,268	184,636
Honorarios y comisiones	0	384	47
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	2,089	2,136
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	3,161	2,641
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-168,523	-172,863
Remuneraciones y beneficios sociales	0	-28,250	-22,387
Tributos	0	-2,886	-3,684
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-1,317	-1,346
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**11,926**	**-10,820**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	833	862
Venta de activos intangibles	0		0
Intereses y rendimientos	0	0	0
Dividendos	0	0	0
Otros cobros de efectivo relativos a la actividad	0	429	431
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	-184
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-1,420	-1,065
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**-158**	**44**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	0	1,169
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	66,000	37,688
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	-170	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-69,923	-34,696
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-7,552	-7,361
Dividendos	0	-1	0
Otros pagos de efectivo relativos a la actividad.	0	-4,037	-7,538
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-15,683**	**-10,738**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-3,915**	**-21,514**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	24,041	37,053
Resultado por Exposición a la Inflación	0	0	6,164
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**20,126**	**21,703**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Comercial

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1981[illegible]

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	4,021	7,349
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	1,446	4,434
Provisión por desvalorización de existencias	0	5,218	5,623
Provisión por fluctuación del valor de los valores e inversiones	0	0	320
Depreciación del ejercicio	0	7,555	7,672
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	30	18
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	4,522	4,691
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	885	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	6,772	7,019
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-21	-321
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	0	-6,164
Impuesto a la renta y participación de los trabajadores diferidos	0	0	-1,070
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-2,737	-2,347
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-4,042	-2,868
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	3,902	-3,114
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	57	-556
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	-18,609	23,934
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-1,286	-2,466
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	4,882	-45,941
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-669	-7,033
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		11,926	-10,820

	Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2004	241,285	0	0	0	10,926	1,400	0	21,202	0	274,813
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,317	0	-9,317
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	9,606	0	0	0	0	0	0	-9,606	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	7,349	0	7,349
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	659	0	0	0	-659	2,129	0	-2,129	0	0
Saldos al 31 de Marzo de 2004	**251,550**	**0**	**0**	**0**	**10,267**	**3,529**	**0**	**7,499**	**0**	**272,845**
Saldos al 1ero. de enero de 2005	251,550	0	0	0	10,267	3,529	0	27,814	0	**293,160**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-11,990	0	-11,990
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	14,628	0	0	0	-1,559	2,755	0	-15,824	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	4,021	0	4,021
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 31 de Marzo de 2005	**266,178**	**0**	**0**	**0**	**8,708**	**6,284**	**0**	**4,021**	**0**	**285,191**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. [illegible]

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	67238
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	15124
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	643
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	154599
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	7
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	3702
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS POR EL AÑO TERMINADO EL 31 DE MARZO DEL 2005.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2004.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005.Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	31-03-05		31-12-04	
	Corriente	Largo plazo	Corriente	Largo plazo
	(En miles de soles)			
Facturas y letras	154,618	31,567	165,034	31,647
Intereses diferidos	(6,932)	(3,419)	(6,892)	(2,982)
Provisión para cuentas de cobranza dudosa	(59,346)		(64,971)	
	88,340	28,148	93,171	28,665
Empresas afiliadas	8,744		8,732	
	97,084	28,148	101,903	28,665

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.

CPC. BERNARDO CHAUCA O.
Contador General - Mat 199..

3) EXISTENCIAS

Este rubro comprende :

	31-03-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	122,410	94,839
Repuestos	71,780	67,040
Servicios de taller en proceso	16,743	23,730
Existencias por recibir	24,188	32,427
	235,121	218,036
Provisión para desvalorización de existencias	(15,124)	(13,948)
	219,997	204,088

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	31-03-05	31-03-04
	(En miles de soles)	
Saldo inicial	13,948	12,568
Adiciones del período	5,218	6,101
Aplicaciones por ventas	(4,042)	(1,887)
Otros cambios		(477)
Saldo final	15,124	16,305

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros cambios	Saldos Finales
			(En miles de soles)			
Costo:						
Terrenos	49,827					49,827
Edificios y otras construcciones	73,596	66	(24)			73,638
Instalaciones	10,308	68				10,376
Maquinaria y equipo	112,663	473	-	2,113	3	115,252
Maquinaria y equipo - flota de alquiler	85,614	2,282	(1,511)	(8,387)	-	77,998
Unidades de transporte	4,732					4,732
Muebles y enseres	27,972	418	(24)			28,366
Trabajos en curso	2,262	395				2,657
	366,974	3,702	(1,559)	(6,274)	3	362,846
Depreciación acumulada :						
Edificios y otras construcciones	20,898	555	(7)			21,446
Instalaciones	7,439	235				7,674
Maquinaria y equipo	75,059	3,555	-	(29)	(67)	78,518
Maquinaria y equipo - flota de alquiler	21,166	2,565	(101)	(3,736)	15	19,909
Unidades de transporte	4,347	57				4,404
Muebles y enseres	22,060	588	(23)		23	22,648
	150,969	7,555	(131)	(3,765)	(29)	154,599
Costo neto	216,005					208,247

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 5.4 millones.

6) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social por S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

7) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2005, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.4 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.1 millones, incluidos multas e intereses, sobre la cuales la Compañía presentó un recurso de reclamación a la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$ 2.8 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Al 31 de marzo del 2005, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 6.5 millones y US$ 3.8 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.7 millones, que garantizan transacciones diversas.

8) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el :	
	31-03-05	31-03-04
Utilidad neta	S/. 4,021,000	7,349,000
Promedio ponderado de acciones comunes en circulación	241,980,000	241,980,000
Utilidad básica por acción	S/. 0.017	0.030

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluídas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:	
	31-03-05	31-03-04
	(En miles de soles)	
Ventas netas	5,544	3,230
Utilidad en ventas	536	482

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

10) TRANSACCIONES CON EMPRESAS VINCULADAS

Las transacciones con subsidiarias se resumen como sigue:

	Trimestres terminados el:	
	31-03-05	31-03-04
	(En miles de soles)	
Ventas de bienes:		
Orvisa S.A.	4,099	1,897
Unimaq S.A.	864	705
Motorindustria S.A.	139	85
Fiansa S.A.	8	
	5,110	2,687
Ventas de Servicios:		
Motorindustria S.A.	79	362
Fiansa S.A.	256	101
Orvisa S.A.	24	-
Unimaq S.A.	75	80
	434	543
Total ventas de bienes y servicios	**5,544**	**3,230**
Compras de bienes:		
Unimaq S.A.	716	767
Fiansa S.A.	4,066	308
Orvisa S.A.	62	114
	4,844	1,189
Compras de Servicios:		
Motorindustria S.A.	3,589	2,820
Depósitos Efe S.A.	228	141
Unimaq S.A.	4	
Orvisa S.A.	20	
	3,841	2,961
Total compras de bienes y servicios	**8,685**	**4,150**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-05	31-03-04
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinaria y equipo	6,152	9,276
Transferencias de inmuebles, maquinaria y equipo a existencias	8,661	14,283

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916